

Keith Cowan
President and Chief Executive Officer

This document includes forward-looking statements relating to, among other things, future results of operations, our plans and expectations regarding our future operations and general industry and business conditions applicable to navaids and electronic contract manufacturing. The forward-looking statements include projections about the industries in which we compete and our current expectations and projections about future events. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including the size of the markets in which we will compete, our ability to profitably penetrate those markets, our ability to manage an electronics contract manufacturing business and identify and exploit opportunities in that market, general economic conditions, the economic strength of our customers, and our ability to repay borrowed funds. In light of these risks, uncertainties and assumptions, the forward-looking statements in this document might not prove true. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Company Highlights

- **Two business areas**
  - Navigation Aids and Landing Systems (Airport Systems International, Inc.)
  - Electronic circuit board and liquid crystal display production (DCI, Inc.)

- **Airport Systems International, Inc.**
  - Provides ground based radio navigation systems and airfield lighting equipment for aircraft guidance.
  - Worldwide market of approximately $150M annually
  - Electronic systems manufacturing operation

- **DCI, Inc. acquired one year ago**
  - Growing market – outsourcing trend among OEM
  - Unique niche – combination of LCD and circuit board production
  - More stable revenue base
  - Numerous acquisition targets
  - Total market in excess of $50B annually



Airport Systems International, Inc.

- **Customers are the Federal Aviation Administration, foreign civil aviation authorities, local governments and airport development prime contractors**

- **Project oriented business, typically include equipment, installation and training**
    - **Average project size from $200,000 to $2,000,000**

- **Two competitors worldwide, one in the U.S.**

- **Approximately $17,000,000 in signed contracts currently pending funding**
    - **Egypt - $10,000,000**
    - **U.S.A.F. - $5,000,000**
    - **Miscellaneous - $2,000,000**

- **Delays in finalization of contracts have hurt financial results this year**



Airport Systems Products

- **AIRPORT SYSTEMS INTERNATIONAL, INC.**

  - **Fully ICAO/FAA approved and certified systems**
  - **Over 500 systems sold to more than 40 nations**
  - **ISO 9001 Certified**









Instrument Landing Systems

VHF Omni-Range

Distance Measuring Equipment

Visual Aids



DCI, Inc.

- Acquired one year ago to use our manufacturing capability in a much larger market

- Completed infrastructure projects
  - Facility consolidation and completion of LCD clean room
  - ISO 9001 quality system certification
  - Installed new enterprise reporting system (ERP)

- Launched two new product lines
  - Standard LCD's manufactured by partner in China
  - Dichroic LCD's used in high-end aerospace applications

- Recently approved as circuit board production supplier for General Electric, initial order from GE Transportation Systems expected to be approximately $2M per year.

elecsys corporation

Contract Electronic Manufacturing



- **Surface Mount Technology**

- **Through Hole Technology**

- **Well suited for low to medium volume production runs**

- **Sold through a national sales representative network**

- **Customer base includes major medical instrument, specialty consumer products and aerospace manufacturers**



DCI Capabilities Include Nearly the Full Scope of Contract Manufacturing

Traditional PCB Assembly

Product Design Services → **Procurement Materials Management** → **Circuit Board and Backplane Assembly** → **PCB and Backplane Test**

Cable Assembly → **LCD Fabrication** → **Plastic Molded And Sheet Metal Fab** → **Box Build System Integration** → **Global Order Fulfillment**

: DCI Capabilities



Management

Elecsys Corporation

    Keith Cowan – President and Chief Executive Officer

    Tom Cargin – Vice President of Finance

    Ron Peck – Vice President of Quality

DCI, Inc.

    Karl Gemperli – President

    Mike Morgan – Vice President of Manufacturing

    Chris Hammond – Vice President of Sales and Marketing

Airport Systems International, Inc.

    Keith Cowan – President

    Ken Pierson – Vice President of Sales and Marketing

    Tony Bommarito – Vice President of Engineering and Manufacturing

    Greg Brand – Vice President of Programs

elecsys corporation

Condensed Statements of Operations

(in thousands)

	Year Ended April 30,		
	2001 (est)	2000	1999
ASII			
Sales	$ 16,000	$ 13,483	$ 15,944
Gross margins	4,400	3,516	3,321
% of sales	28%	26%	21%
Operating income (loss)	400	(1,163)	(4,261)
DCI			
Sales	7,700	1,792 (2)	(1)
Gross margins	2,900	836 (2)	(1)
% of sales	38%	47%	
Operating income (loss)	500	228 (2)	(1)
Consolidated			
Sales	23,400	15,128	15,944
Gross margins	7,200	4,335	3,321
% of sales	31%	29%	21%
Operating income (loss)	800	(952)	(4,261)
Interest expense	(1,000)	(377)	(119)
Net income (loss)	(300)	(1,320)	(3,553)

(1) - DCI acquired by Elecsys Corporation on February 7, 2000
(2) - Includes operations from February 7, 2000 to April 30, 2000



Condensed Consolidated Balance Sheets

(in thousands, except per share data)

	April 30, 2000	October 31 2000
Total Assets	$21,808	$21,070
Working Capital	3,950	3,880
Net Book Value	6,357	6,287
Shares outstanding	2,579	2,579
Net book value per share	$ 2.46	$ 2.44
Price per share - February 5, 2001		$ 1.70



Strategy

- **Improve Airport Systems profitability**

- **Reducing expenses $300,000 per year**
  - **Facility costs**
  - **Marketing**
  - **Administrative**

- **Review wide variety of strategic options to insure future Airport Systems profitability with a goal of completing actions by the end of this fiscal year (April 30)**

- **Grow DCI top line through new product lines and improved sales and marketing staff**

- **Complete other acquisitions in the contract electronic manufacturing sector after Airport Systems profitability improvements are demonstrated**

elecsys corporation